EXHIBIT 2.1

Execution Copy

TERMINATION AGREEMENT

This Termination Agreement, dated as of September 9, 2016 (the “Termination Agreement”), is by and among Rentech, Inc., a Colorado corporation (“Seller” or “Rentech”), Rentech Energy Technology Center, LLC, a Colorado limited liability company (“RETC”), Sunshine Kaidi New Energy Group Co., Ltd, a company organized under the laws of the People’s Republic of China (“Parent” or “Buyer”), RES USA, LLC, a Delaware limited liability company (“RES”), Harvest International New Energy Co., Ltd. (“Harvest”), and Wuhan Kaidi Engineering Technology Research Institute Co., LTD., a company organized under the laws of the People’s Republic of China (“Wuhan Kaidi”, together with Seller, RETC, Buyer, Harvest and RES, the “Parties”, and each, a “Party”).

WHEREAS, (i) the Buyer, Seller and RES have entered into that certain Membership Interest Purchase and Sale Agreement, dated as of February 28, 2014, as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions (the “Agreement”) and (ii) RETC, Buyer, Wuhan Kaidi and Seller have entered into that certain Amended and Restated Equipment Purchase and Sale Agreement, dated as of September 18, 2014, as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its provisions (the “Equipment Purchase Agreement”) and (iii) related agreements ; and

WHEREAS, the Parties hereto desire to terminate the Agreement, the Equipment Purchase Agreement and the documents related thereto on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.

Definitions. Capitalized terms used and not defined in this Termination Agreement have the respective meanings assigned to them in the Agreement (notwithstanding the termination of the Agreement pursuant to Section 3).

2.

As material consideration for the covenants, agreements and undertakings of the Parties under this Termination Agreement, Buyer hereby agrees to (i) terminate its right to receive any further payments due under the Equipment Purchase Agreement, including Buyer’s portion of the net proceeds from the sale of the Remaining Assets (as defined in the Equipment Purchase Agreement) deemed to be one million one hundred thousand dollars (USD$1,100,000) pursuant to this Termination Agreement and (ii) pay Seller in cash, by wire transfer of immediately available funds to the account specified in Schedule A hereto, an amount equal to two million four hundred thousand dollars (USD$2,400,000) (the “Termination Payment”) as promptly as practicable upon the execution of this agreement and in no event later than November 8, 2016.  The date upon which Rentech receives the Termination Payment shall be referred to as the “Termination Date”.

3.

Termination of the MIPSA Agreements. Subject to the terms and conditions of this Termination Agreement, the documents listed on Exhibit A hereto (the “MIPSA Agreements”) shall automatically terminate as of the Termination Date. From and after the Termination Date, the MIPSA Agreements shall be of no further force or effect, and the rights and obligations of each of the parties thereunder shall terminate, including any rights and obligations of the parties thereunder that are expressly designated under such MIPSA Agreement to survive the termination of such agreement.  For the avoidance of doubt, notwithstanding Section 13.3 of the Agreement, upon termination of the Agreement pursuant to this Section 3, each of the provisions of the Agreement shall become void and of no further force or effect, including Sections 5.5 and 6.2 and Articles 11, 12, 13, 14 and 15 of the Agreement.

4.Mutual Release.

(a)In consideration of the covenants, agreements and undertakings of the Parties under this Termination Agreement, and conditioned upon Seller’s receipt of the Termination Payment, effective as of the Termination Date, each Party, on behalf of itself and its respective present and former, direct and indirect, parents, subsidiaries, Affiliates, employees, officers, directors, shareholders, members, agents, representatives, successors and assigns (collectively, “Releasors”) hereby releases, waives and forever discharges the other Party and its respective present and former, direct and indirect, parents, subsidiaries, Affiliates, employees, officers, directors, shareholders, members, agents, representatives, permitted successors and permitted assigns (collectively, “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, rights, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty or equity (collectively, “Claims”), which any of such Releasors ever had, now have, or hereafter can, shall, or may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time through the Termination Date arising out of or relating to any of the MIPSA Agreements, except for any Claims relating to rights and obligations preserved by, created by or otherwise arising out of this Termination Agreement.

(b)Each Party, on behalf of itself and each of its respective Releasors, understands that it may later discover Claims or facts that may be different than, or in addition to, those that it or any other Releasor now knows or believes to exist regarding the subject matter of the release contained in Section 4(a), and which, if known at the time of signing this Termination Agreement, may have materially affected this Termination Agreement and such Party’s decision to enter into this Termination Agreement and grant the release contained in Section 4(a). Nevertheless, the Releasors intend to fully, finally and forever settle and release all Claims that now exist, may exist or previously existed, as set forth in the release contained in Section 4(a), whether known or unknown, foreseen or unforeseen, or suspected or unsuspected, and the release given herein is and will remain in effect as a complete release, notwithstanding the discovery or existence of such additional or different facts. The Releasors hereby waive any right or Claim that might arise as a result of such different or additional Claims or facts. The Releasors have been made aware of, and understand, the provisions of California Civil Code Section 1542 (“Section 1542”), which provides: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” The Releasors expressly, knowingly and intentionally waive any and all rights, benefits and protections of Section 1542 and of any other state or federal statute or common law principle limiting the scope of a general release.

5.	Representations and Warranties. Each Party hereby represents and warrants to the other Party that:

(a)It has the full right, corporate power and authority to enter into this Termination Agreement and to perform its obligations hereunder.

(b)The execution of this Termination Agreement by the individual whose signature is set forth at the end of this Termination Agreement on behalf of such Party, and the delivery of this Termination Agreement by such Party, have been duly authorized by all necessary corporate action on the part of such Party.

(c)This Termination Agreement has been executed and delivered by such Party and (assuming due authorization, execution and delivery by the other Party hereto) constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.  The execution, delivery and performance of this Termination Agreement by such Party and the consummation of the transactions contemplated hereby will not (i) conflict with or result in any violation of any provision of the organizational documents of such Party, (ii) result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or require consent under, any contract or agreement binding upon such Party or any settlement binding upon such Party, or (iii) conflict with or violate any applicable laws or any judgment, order, injunction or decree issued by any governmental entity against or binding upon such Party.  No consent or approval of any governmental entity or other third party is required on the part of such Party (or any of its Affiliates) in connection with the execution, delivery or performance of this Termination Agreement and the consummation of the transactions contemplated hereby.

(d)It (i) knows of no existing or potential Claims against the other Party relating to or arising out of any of the MIPSA Agreements that are not covered by the release contained in Section 4(a) and (ii) has neither assigned nor transferred, nor will assign or transfer, any of the Claims released herein to any Person or entity and no Person or entity has subrogated to or has any interest or rights in any Claims.

6.	Confidentiality. Subject to Section 7(a), each Party acknowledges the confidential nature of the terms and conditions of this Termination Agreement (including the fact that a termination payment is being made, the amount of the Termination Payment or that the Termination Agreement was entered into between the Parties) (collectively, the “Confidential Information”) and agrees that it shall not (a) disclose any of such Confidential Information to any person or entity, except to such Party’s Affiliates, employees, advisors and other representatives who need to know the Confidential Information on a bona fide, good faith need-to-know basis to assist such Party, or act on its behalf, to exercise its rights or perform its obligations under this Termination Agreement, or (b) use the Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Termination Agreement. Each Party shall be responsible for any breach of this Section 6 caused by any of its Affiliates, employees, advisors, or other representatives. Notwithstanding the foregoing, if any Confidential Information is permissibly disclosed pursuant to Section 7(a), such information will no longer be deemed “Confidential Information” for the purposes of this Section 6.

7.Publicity and Announcements.

(a)Neither Party shall (orally or in writing) publicly disclose or issue any press release or make any other public statement, or otherwise communicate with the media, concerning the existence of this Termination Agreement or the subject matter hereof, without the prior written approval of the other Party (which shall not be unreasonably withheld or delayed), except to the extent that such Party is required to make any public disclosure or filing with respect to the subject matter of this Termination Agreement, as determined by such Party in its reasonable determination, (i) by applicable law, (ii) pursuant to any rules or regulations of any securities exchange of which the securities of such Party or any of its Affiliates are listed or traded, (iii) pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, applicable to such Party or (iv) in connection with enforcing its rights under this Termination Agreement.

(b)During the period beginning as of the date hereof and ending on the second anniversary of the Termination Date, neither Party shall make, publish or communicate to any person or entity or in any public forum any comments or statements (written or oral) that denigrate or disparage, or are detrimental to, the reputation or stature of the other Party or its businesses, or any of its employees, directors and officers (it being understood this Section 7(b) shall not prohibit or restrict a Party or any of its Affiliates (or their respective attorneys) from responding to any inquiry about this Termination Agreement or its underlying facts and circumstances by any governmental entity or pursuing any claims such Party may have against the other Party under this Termination Agreement).

8.Miscellaneous.

(a)All notices, requests, consents, claims, demands, waivers, summons and other legal process, and other similar types of communications hereunder (each, a “Notice”) must be in writing and addressed to the relevant Party at their address set forth on the signature pages hereto (or to such other address that may be designated by the receiving Party from time to time in accordance with this Section 8(a)). All Notices must be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), or certified or registered mail (in each case, return receipt requested, postage prepaid). A Notice is effective only (i) upon receipt by the receiving Party and (ii) if the Party giving the Notice has complied with the requirements of this Section 8(a).

(b)This Termination Agreement and all matters arising out of or relating to this Termination Agreement are governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflict of laws provisions of such State. Any legal suit, action or proceeding arising out of or based upon/relating to this Termination Agreement must be instituted in the federal courts of the United States of America or the courts of the State of New York, in each case located in the City of New York and County of New York, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified mail in accordance with Section 8(a) will be effective service of process for any suit, action or other proceeding brought in any such court.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, ARISING OUT OF OR IN CONNECTION WITH THIS TERMINATION AGREEMENT OR ANY MATTER ARISING HEREUNDER.

(c)This Termination Agreement and each of the terms and provisions hereof, may only be amended, modified, waived or supplemented by an agreement in writing signed by each Party.  No delay or omission to exercise any right, power, or remedy accruing to a Party upon any breach or default of another Party under this Termination Agreement shall impair any such right, power, or remedy of such Party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  No waiver of any term, provision or condition of this Termination Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Termination Agreement.  Any delay in exercising any right under this Termination Agreement shall not constitute a waiver of such right.

(d)Neither Party may assign, transfer or delegate any or all of its rights or obligations under this Termination Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that either Party may assign this Termination Agreement to a successor-in-interest by consolidation, merger or operation of law or to a purchaser of all or substantially all of the Party’s assets. No assignment will relieve the assigning Party of any of its obligations hereunder. Any attempted assignment, transfer or other conveyance in violation of the foregoing will be null and void. This Termination Agreement will inure to the benefit of and be binding upon each of the Parties and each of their respective permitted successors and permitted assigns.

(e)This Termination Agreement may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Termination Agreement electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Termination Agreement.

(f)For purposes of this Termination Agreement, (i) the words “include,” “includes” and “including” are deemed to be followed by the words “without limitation”; (ii) the word “or” is not exclusive; (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Termination Agreement as a whole; (iv) words denoting the singular have a comparable meaning when used in the plural, and vice-versa; and (v) words denoting any gender include all genders. The Parties drafted this Termination Agreement without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

(g)The headings in this Termination Agreement are for reference only and do not affect the interpretation of this Termination Agreement.

(h)If any term or provision of this Termination Agreement becomes or is declared invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Termination Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction, and the application of such term or provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Termination Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(i)Each of the Parties shall, and shall cause its respective Affiliates to, from time to time at the request and sole expense of the other Party, furnish the other Party such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary to carry out the provisions of this Termination Agreement and give effect to the transactions contemplated hereby.

(j)Each Party acknowledges and agrees that (i) a breach or threatened breach by such Party of any of its obligations under this Termination Agreement would give rise to irreparable harm to the other Party for which monetary damages would not be an adequate remedy and (ii) in the event of a breach or a threatened breach by such Party of any such obligations, the other Party will, in addition to any and all other rights and remedies that may be available to such Party at law, at equity or otherwise in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction, without any requirement to post a bond or other security, and without any requirement to prove actual damages or that monetary damages will not afford an adequate remedy. Each Party agrees that it shall not oppose or otherwise challenge the appropriateness of equitable relief or the entry by a court of competent jurisdiction of an order granting equitable relief, in either case, consistent with the terms of this Section 8(j).

(k)This Termination Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(l)Each Party shall pay its own costs and expenses in connection with the drafting, negotiation and execution of this Termination Agreement (including the fees and expenses of its advisors, accounts and legal counsel).

(m)Unless otherwise set forth in this Termination Agreement, the representations and warranties of each Party contained in or made pursuant to this Termination Agreement shall survive the execution and delivery of this Termination Agreement and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of a Party.

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IN WITNESS WHEREOF, the Parties have executed this Termination Agreement as of the date first written above.

Wuhan Kaidi Engineering Technology Research Institute Co., LTD. By/s/ Chen Yilong Name: Chen Yilong Title: Chairman	Sunshine Kaidi New Energy Group Co., Ltd By /s/ Chen Yilong Name: Chen Yilong Title: Chairman
RES USA, LLC By /s/ Harold Wright Name: Harold A. Wright Title: CEO

Harvest International New Energy Co., Ltd.

By /s/ Chen Yilong

Name: Chen Yilong

Title: Chairman

Notice:

Sunshine Kaidi New Energy Group Co., Ltd

Legal Affairs and IP Center

T1 Jiangxia Avenue,Eastlake Newtech Development Zone,Wuhan

027-67869280(Tel),027-67869283(Fax)

Attention: General Counsel

With a copy to:

RES Kaidi

10170 Church Ranch Way, Suite 200

Westminster, CO 80021

Attention: CEO

Rentech, Inc.

By /s/ Jeffrey Spain

Name: Jeffrey R. Spain

Title: CFO

Rentech Energy Technology Center, LLC

By/s/ Jeffrey Spain

Name: Jeffrey R. Spain

Title: SVP

Notice:

Rentech, Inc.

1000 Potomac Street NW, 5th Floor

Washington, DC 20007, United States

Attention: General Counsel

With a copy to:

Rentech, Inc.

10880 Wilshire Blvd., Suite 1101

Los Angeles, CA 90024

Attention: Chief Financial Officer

Exhibit A

MIPSA agreements

1.	Agreement and all ancillary documents related thereto
2.	Contribution Agreement, Assignment Agreement, Transitional Services Agreement and RTK License Agreement (each as defined in the Agreement)
3.	Letter agreement between the Parties dated April 25, 2014
4.	Equipment Purchase Agreement and all ancillary documents related thereto